BARRAMUNDI CAPITAL LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

December 31, 2024

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SEC FILE NUMBER
8-70812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2024 (MM/DD/YY) AND ENDING 12-31-2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Baramundi Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

751 Park of Commerce Drive, Suite 128
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Camisa	609-658-7501	kcamisa@parkerstreet.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Deming _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Baramundi Capital LLC _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
MARK L. JONES
Commission # HH 187563
Expires January 14, 2026
Bonded Thru Budget Notary Services

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Barramundi Capital LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Barramundi Capital LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2024
Huntingdon Valley, Pennsylvania
March 25, 2025

Barramundi Capital LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	69,313
Prepaid expenses		20,936
Other receivable		9,000
Loan receivable from affiliate		318,532
Property and equipment - net		3,834
Security deposit		16,959
	$	438,574

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	49,807
Total liabilities		49,807
Member's equity		388,767
	$	438,574

The accompanying notes are an integral part of this financial statement.

Barramundi Capital LLC
Footnotes to Financial Statements
December 31, 2024

1. **Organization and Summary of Significant Accounting Policies**

   Organization and Nature of Business Operations
   Barramundi Capital LLC (the "Company") was formed in September 2021 under the laws of the State of Delaware and was registered as a broker-dealer in March 2022 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Barramundi Capital LLC changed its name form Parker Street LLC in 2024. Barramundi Capital LLC is a wholly owned subsidiary of Parker Street Holdings LLC (the "Parent"). The Company's only business activity is acting as a placement agent in private placement of securities transactions.

   The Company is a Non-Covered Firm with the SEC since it does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073, the Company does not claim an exemption from SEA Rule 15c3-3.

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Accounts Receivable and Contract Balances
   Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. On a periodic basis, management evaluates its accounts receivable and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

   Revenue Recognition

   Significant Judgements
   Revenue includes fees from private placement activities. The recognition and measurement of the revenue is based on the assessment of individual terms of each transaction. Significant judgement is required to determine whether performance obligations are satisfied on a "best efforts" basis at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable compensation should be applied due to uncertain future events. The Company has only one performance obligation with its customers, which is the closing on a "best efforts" basis of the successful placement of a private security.

   Private Placements Fees
   The Company conducts placement transactions in sales of equity and securities (typically pooled investment vehicles) through private placements. Revenues from private placement transactions are recognized at the point in time that performance under the arrangement is completed upon the closing dates of the transactions for sale of securities or the contract is otherwise terminated. The Company believes that the closing dates of the contract are the appropriate point in time in which to recognize revenue for private placement transactions as there are no significant actions which the Company

Barramundi Capital LLC

needs to make subsequent to such date and the issuer of the private placements obtains access to and the benefit of capital markets offering at the time of the transaction closing.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with an issuer (i.e., unbilled receivable) and are de-recognized when it becomes a receivable or cash for payment is otherwise received.

Contract liabilities arise when the issuer remits contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are de-recognized when revenue associated with the contract is recognized at the time the performance obligation is satisfied.

Income Taxes

The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore, the Company is not required to file income tax returns in the U.S. Federal jurisdiction or states.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital level and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0 while conducting business. On December 31, 2024, the Company had net capital of $19,506 which exceeded required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 2.55 to 1.

3. **Reconciliation of Contract Assets and Contract Liabilities**

The Company received 75% of its revenue from three major customers. The revenue is from placement fee income.

The following table provides information about contract receivables and liabilities from contracts with customers:

	December 31, 2024
Accounts receivable	$0
Contract assets	$0
Contract liabilities	$0

.

Barramundi Capital LLC
Footnotes to Financial Statements (continued)

4.   **Property and Equipment**

Property and equipment - net at December 31, 2024, are summarized as follows:

Furniture and fixtures	$	10,480
Less accumulated depreciation	$	(6,646)
	$	3,834

Depreciation expense amounted to $1,832 for the year ended December 31, 2024.

5.   **Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on its cash balances.

6.   **Expense Sharing Agreement**

The Company had an expense sharing agreement with another entity in 2024. In accordance with such agreement, the Company pays for all direct expenses in relation to its business. The other entity pays shared expenses and invoices the Company each month for reimbursement. Total expenses reimbursed to this entity amounted to $1,743,414 for 2024.

7.   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

8.   **Single Reportable Segment**

The Company is engaged in a single line of business which consists of investment banking services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.